EXHIBIT 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 December 2020. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 December 2020
(£m)
Capitalisation
Equity
Shareholders’ equity.............................................................................................................	35,105
Other equity instruments......................................................................................................	5,935
Non-controlling interests.......................................................................................................	78
Total equity.........................................................................................................................	41,118

Indebtedness

Subordinated liabilities......................................................................................................	9,242

Debt securities
Debt securities in issue........................................................................................................	59,293
Liabilities held at fair value through profit or loss (debt securities).......................................	6,828
Total debt securities..........................................................................................................	66,121

Total indebtedness.............................................................................................................	75,363

Total capitalisation and indebtedness.............................................................................	116,481

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 December 2020, all indebtedness was unsecured except for £28.5 billion of securitisation notes and covered bonds and £1.7 billion of debt securities issued by the Group’s asset-backed conduits.

Other than the issuance of US$1.5 billion of dated subordinated liabilities on 3 March 2021, there have been no issuances or redemptions of subordinated liabilities since 31 December 2020.

There has been no material change in the information set forth in the table above since 31 December 2020.